Exhibit 99.1

FERRARI ANNOUNCES A CHANGE IN THE LEADERSHIP
OF ITS MARKETING & COMMERCIAL DEPARTMENT

Maranello (Italy), June 23, 2026 - Ferrari N.V. announces the appointment of Massimiliano Di Silvestre as Chief Marketing & Commercial Officer, effective 1 July 2026. In his new role, Di Silvestre will join Ferrari’s Leadership Team and report directly to Chief Executive Officer Benedetto Vigna.

Massimiliano Di Silvestre will succeed Enrico Galliera, who, after more than sixteen years at Ferrari, has decided to embark on a new chapter in his professional journey — a decision shared with the Company some time ago.

“I would like to thank Enrico for the extraordinary contribution he has made to Ferrari throughout his long career. With passion and expertise, he has played a significant role in the Company’s growth and in strengthening the Ferrari brand worldwide. He has the gratitude of the entire Ferrari team and my personal best wishes for the future,” said Benedetto Vigna.

Ferrari welcomes Massimiliano Di Silvestre, who brings with him extensive international experience gained over more than twenty years of leadership in the premium and luxury automotive sector.

“I am pleased to welcome Massimiliano to Ferrari. His international experience and leadership will be an important asset as we guide the Company into its next phase of growth,” added Benedetto Vigna.

Massimiliano Di Silvestre previously served as President and CEO of BMW Group Italy, one of the group’s most important markets globally. Throughout his career, he has developed significant expertise in managing complex organizations, driving commercial development, and leading business transformation across various international markets.

For further information:
Corporate Media & PR
Email: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977